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                                                                      EXHIBIT 49

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                     INTEROIL ANNOUNCES TECHNICAL DETAILS OF
                            TWO ADDITIONAL PROSPECTS

MAY 7, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with offices in The Woodlands, TX announced today that in accordance with the listing rules of the Toronto Venture Exchange it has released additional technical details for two additional exploration prospects. This release is to satisfy regulations and to ensure that all exchanges are kept informed of the same information. The information may be viewed on the InterOil website at www.interoil.com. The Sterling Mustang Prospect, with an estimated mean recoverable resource potential of 363 million barrels, will be InterOil's second drilling prospect, scheduled to commence early June, 2003. The Elk Prospect, with an estimated mean recoverable resource potential of 434 million barrels is a follow up prospect. Both prospects are in InterOil's previously announced 8-well drilling program in Papua New Guinea.

         The Sterling Mustang drill site is being prepared with logistical activities underway. Following completion of the Moose-1 drilling program, the purpose built rig will be mobilised to the Sterling Mustang drill site.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

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NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600
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